05036221

SEC ... ISSION

...gton, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 40112 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pashley Financial Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 West Market Street
(No. and Street)

Spencer, IN 47460
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eugene W. Pashley, Jr. (812) 829-3722
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tracey Heun Brennan & Co.
(Name – *if individual, state last, first, middle name*)

Central Professional Plaza, 327 Central Avenue, Linwood, NJ 08221
(Address) (City) (State) (Zip Code)

PROCESSED
FEB 09 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING RECEIVED FEB 01 2005 WASH, D.C. 179 SECTION

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Eugene W. Pashley, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pashley Financial Services, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Eugene W. Pashley, Jr. President

Title

Tami Snodgrass, Notary Public Expires 11/05/08

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# PASHLEY FINANCIAL SERVICES, INC.

# FINANCIAL STATEMENT

# DECEMBER 31, 2004

# PASHLEY FINANCIAL SERVICES, INC.

## FINANCIAL STATEMENTS and SUPPLEMENTARY INFORMATION
## YEARS ENDED DECEMBER 31, 2004 and 2003

## TABLE OF CONTENTS

Tracey Heun
Brennan & Co.
Certified Public Accountants, PA
MEMBER Venture 21 GROUP

To The Board of Directors and Stockholders
Pashley Financial Services, Inc.
Marmora, New Jersey 08223

## REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

We have audited the statements of financial condition of Pashley Financial Services, Inc. (a New Jersey corporation) as of December 31, 2004 and 2003 and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pashley Financial Services, Inc. and the results of their operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tracey Heun Brennan & Company
TRACEY HEUN BRENNAN & COMPANY
Certified Public Accountants, PA

Cape May Court House, New Jersey
January 14, 2005

Central Professional Plaza ◊ 327 Central Avenue, Linwood, NJ 08221 ◊ Ph: 609-927-2222 ◊ Fax: 609-653-0675
601 Route 9 South, Cape May Court House, NJ 08210 ◊ Ph: 609-465-2206 ◊ Fax: 609-465-2002
833 Route 37 West, Toms River, NJ 08755 ◊ Ph: 732-818-9180 ◊ Fax: 732-818-9633

PASHLEY FINANCIAL SERVICES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2004 AND 2003

## ASSETS

| | | 2004 | | 2003 |
|---|---|---|---|---|
| Cash | $ | 84,792 | $ | 117,193 |
| Commissions Receivable | | 14,673 | | 10,960 |
| Prepaid Expenses | | 9,013 | | 9,729 |
| Clearing Broker Deposit | | 30,061 | | 5,000 |
| TOTAL ASSETS | $ | 138,539 | $ | 142,882 |

## LIABILITIES & STOCKHOLDERS' EQUITY

| | | 2004 | | 2003 |
|---|---|---|---|---|
| Liabilities | | | | |
| Accounts Payable | $ | 6,589 | $ | 5,451 |
| Commission Payable | | 203 | | 805 |
| Income Taxes Payable (Note 3) | | 300 | | 300 |
| Total Liabilities | | 7,092 | | 6,556 |
| Stockholders' Equity | | | | |
| Common Stock (2400 Shares Authorized --150 Issued and Outstanding in 2004) | | 75,000 | | 75,000 |
| Retained Earnings | | 56,447 | | 61,326 |
| Total Stockholders' Equity | | 131,447 | | 136,326 |
| TOTAL LIABILITIES & STOCKHOLDER'S EQUITY | $ | 138,539 | $ | 142,882 |

The Accompanying Notes are an Integral Part
of these Financial Statements

PASHLEY FINANCIAL SERVICES, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

| | | 2004 | | 2003 |
|---|---|---|---|---|
| Revenues | | | | |
| Commissions - Insurance Products | $ | 112,757 | $ | 115,983 |
| Commissions - Securities & Mutual Funds | | 234,488 | | 174,859 |
| Consulting Fees | | 22,800 | | 271,800 |
| Interest | | 1,529 | | 1,992 |
| Other Income | | | | 1,100 |
| Total Revenues | | 371,574 | | 565,734 |
| Operating Expenses | | | | |
| Broker Commission | | 127,093 | | 293,217 |
| Salaries | | 66,430 | | 63,748 |
| Trade Charges | | 9,579 | | 9,247 |
| Telephone | | 12,385 | | 11,400 |
| Office Expense | | 11,206 | | 11,022 |
| Licenses | | 3,672 | | 4,000 |
| Professional Services | | 7,982 | | 9,728 |
| Office Supplies | | 5,434 | | 4,122 |
| Advertising | | 447 | | 2,007 |
| Publications | | | | 663 |
| Postage | | 3,518 | | 3,238 |
| Travel | | 2,259 | | 1,835 |
| Payroll Taxes | | 15,404 | | 20,707 |
| Insurance | | 46,702 | | 42,323 |
| Property and Use Taxes | | 68 | | 97 |
| Rent | | 27,536 | | 18,000 |
| Retirement Plan Expense (Note 6) | | 27,585 | | 52,193 |
| Other | | 8,653 | | 9,095 |
| Total Operating Expenses | | 375,953 | | 556,642 |
| Income Before Provision for Income Taxes | | (4,379) | | 9,092 |
| Provision for Income Taxes (Note 3) | | 500 | | 500 |
| Net Income (Loss) for the year | $ | (4,879) | $ | 8,592 |
| Earnings Per Share | $ | (32.53) | $ | 57.28 |

The Accompanying Notes are an Integral Part
of these Financial Statements

PASHLEY FINANCIAL SERVICES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

| | Common Stock | Retained Earnings |
|---|---|---|
| BALANCE, December 31, 2002 | $ 75,000 | $ 52,734 |
| Net Income | | 8,592 |
| BALANCE , December 31, 2003 | 75,000 | 61,326 |
| Net Income (Loss) | | (4,879) |
| BALANCE , December 31, 2004 | $ 75,000 | $ 56,447 |

The Accompanying Notes are an Integral Part
of these Financial Statements

PASHLEY FINANCIAL SERVICES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

| | | 2004 | | 2003 |
|---|---|---|---|---|
| Cash Flows From Operating Activities: | | | | |
| Net Income (Loss) | $ | (4,879) | $ | 8,592 |
| Adjustments to Reconcile Net Income to Cash Provided by Operating Activities: | | | | |
| (Increase) Decrease in: | | | | |
| Commissions Receivable | | (3,713) | | 700 |
| Interest Receivable | | | | 269 |
| Prepaid Expense | | 716 | | (2,555) |
| Increase (Decrease) in: | | | | |
| Accounts Payables | | 1,138 | | 3,568 |
| Commissions Payable | | (602) | | 226 |
| Income Taxes Payable | | | | 100 |
| Net Cash Provided (Used) in Operating Activities | | (7,340) | | 10,900 |
| Cash Flows From Investing Activities: | | | | |
| Sale of Investments | | | | 38,514 |
| (Increase) in Clearing Brokers Deposit | | (25,061) | | |
| Net Cash Provided (Used) in Investing Activities | | (25,061) | | 38,514 |
| Net Increase (Decrease) In Cash and Equivalents | | (32,401) | | 49,414 |
| Cash and Equivalents, Beginning of Year | | 117,193 | | 67,779 |
| Cash and Equivalents, End of Year | $ | 84,792 | $ | 117,193 |

SUPPLEMENTAL SCHEDULE OF DISCLOSURES OF CASH FLOW INFORMATION

| | | | | |
|---|---|---|---|---|
| Cash Paid during the Year for: | | | | |
| Income Taxes | $ | 500 | $ | 600 |
| Interest | $ | 0 | $ | 0 |

The Accompanying Notes are an Integral Part
of these Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

The company was formed April 15, 1988 as a New Jersey Corporation, and is a wholly owned subsidiary of Pashley Insurance Agency, Inc. (also a New Jersey Corporation). Registration with the Securities and Exchange Commission and National Association of Security Dealers was granted October 31, 1988 and November 22, 1988, respectively. The company's business activity includes the sale of securities and insurance. The company maintains offices in New Jersey and Indiana.

RECOGNITION OF REVENUE

The company recognizes revenue and expenses under the accrual method of accounting for financial reporting and income tax purposes.

Commission Revenue is recognized on a settlement date basis.

INVESTMENTS

Investments are recorded at market value. Any resulting difference between cost and market is reflected in income. Investments consist of certificates of deposit and money market accounts.

USE OF ESTIMATES

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

CASH AND CASH EQUIVALENTS

For the purposes of the Statement of Cash Flows, the company considers cash to be all highly liquid investments with a maturity of three months or less.

ADVERTISING

The company follows the policy of charging the cost of advertising to expense as incurred. Advertising expense for December 31, 2004 and 2003 was $447 and $2,007 respectively.

2. NET CAPITAL REQUIREMENTS

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital being the greater of $50,000 or 6 2/3% of the aggregate indebtedness. At December 31, 2004, the company had net capital of $114,170, which was $64,170 in excess of its required net capital of $50,000.

3. INCOME TAXES

The company and its parent file a consolidated federal income tax return. Effective January 1, 1999, the shareholders of the parent company elected to have it taxed as an S-Corporation. The shareholders of that entity also elected to have the company treated as a qualifying Subchapter S subsidiary. The income tax liability and expense reflected on these financial statements are those of the company. State income taxes are filed separately and are calculated in accordance with revenue provisions of Indiana and New Jersey. For the years ended December 30, 2004 and 2003, income tax expense was $500 and $500 respectively.

4. LEASING ARRANGEMENTS

The company leases office equipment under operating leases expiring on various dates through September 2006.

The following is a schedule of future minimum rental payments required under the above operating leases as of December 31, 2004.

Year Ending December 31:

| | | |
|---|---|---|
| 2005 | $ | 155 |
| 2006 | | 60 |
| | $ | 215 |

5. RELATED PARTY TRANSACTIONS

The company leases space for its New Jersey location from 1314 South Shore Road Associates, LLC an entity related through common control. Lease expense was $21,536 and $18,000 in 2004 and 2003, respectively. Space is also leased for the Indiana location from Hyden Shore, Inc., a related entity. Lease expense was $6,000 per year for 2004 and 2003. Total rent paid under both leases was $27,536 and $18,000 for 2004 and 2003, respectively.

5. RELATED PARTY (continued)

As indicated in Note 4 above the company leases equipment from a related party, Hyden Shore, Inc. which has common ownership with the company. Expenses incurred under this lease were $1,121 and $2,584 during 2004 and 2003, respectively.

During 2003 the company received consulting revenues from related parties Hyden Shore, Inc. and Pashley Insurance Agency, Inc. Consulting revenues for 2004 were $22,800 and $0 respectively and $22,800 and $249,000 respectively in 2003.

6. PENSION PLAN

The Company maintains a Simplified Employee Pension (SEP) Plan. Employees must be twenty-one years of age and have a minimum of one-year experience to be eligible to participate. Presently there are 4 active participants in the plan.

Contributions are funded by the company and are determined annually at the company's discretion. Pension plan assets are held by a trustee and are not owned by the company. Contributions made for the years ending December 31, 2004 and 2003 was $27,585 and $52,193 respectively.

# SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

PASHLEY FINANCIAL SERVICES, INC.
SUPPLEMENTARY SCHEDULES TO FINANCIAL STATEMENTS
PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2004

## SCHEDULE I

## COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2004

| | 2004 | 2,003 |
|---|---|---|
| Total Ownership Equity | $ 131,447 | $ 136,326 |
| Deduct - Nonallowable Assets | 16,690 | 9,729 |
| - Hair Cut Money Market | 587 | 1,848 |
| NET CAPITAL | 114,170 | 124,749 |

Computation of Basic Capital Requirements

| | | |
|---|---|---|
| Minimum Net Capital Required 6 2/3 of Aggregate Indebtedness or $50,000 whichever is Greater | 50,000 | 50,000 |
| EXCESS NET CAPITAL | $ 64,170 | $ 74,749 |

Computation of Aggregate Indebtedness

| | | |
|---|---|---|
| Liabilities | $ 7,092 | $ 6,556 |
| Percentage of Aggregate Indebtedness to Net Capital | 6.21% | 5.26% |

## RECONCILIATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION PER UNAUDITED FOCUS IIA AND AUDITED COMPUTATION AS OF DECEMBER 31, 2004

| | | |
|---|---|---|
| Net Audit Difference | $ 0 | $ 0 |

# ADDENDUMS

Independent Auditor's Report on
Internal Accounting Control

Tracey Heun Brennan & Co.
Certified Public Accountants, PA
MEMBER Venture 21 GROUP

Board of Directors
Pashley Financial Services Inc.
Marmora, New Jersey 08223

**INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5**

In planning and performing our audit of the financial statements of Pashley Financial Services, Inc. for the year ended December 31, 2004 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the federal Reserve system

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Central Professional Plaza ◊ 327 Central Avenue, Linwood, NJ 08221 ◊ Ph: 609-927-2222 ◊ Fax: 609-653-0675
601 Route 9 South, Cape May Court House, NJ 08210 ◊ Ph: 609-465-2206 ◊ Fax: 609-465-2002
833 Route 37 West, Toms River, NJ 08755 ◊ Ph: 732-818-9180 ◊ Fax: 732-818-9633

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission and the National Association of Securities Dealers, and other regulatory agencies that rely of rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Tracey Heun Brennan & Company

TRACEY HEUN BRENNAN & COMPANY
Certified Public Accountants, PA

Cape May Court House, New Jersey
January 14, 2005